UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42727

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HOTEL101 GLOBAL HOLDINGS CORP.
(Name of Registrant)

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20 Cecil Street #04-03
Plus Building
Singapore 049705
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of Hotel101 Global Holdings Corp. (the “Company”) convened on April 22, 2026 at 8:00 A.M. Eastern Time via virtual meeting, the shareholders of the Company adopted resolutions approving all five proposals considered at the Meeting.

As of the record date of April 6, 2026, there were 234,032,386 ordinary shares entitled to vote at the Meeting. A total of 229,250,000 ordinary shares, representing approximately 97.95% of the votes exercisable as of April 6, 2026, were present in person or by proxy at the Meeting.

All matters voted on at the Meeting were approved. The results of the votes were as follows:

1.      Proposal No. 1 — Share Redesignation Proposal

Resolution	For	Against	Abstain

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

the Company’s authorized share capital be redesignated by taking the following steps, such that the authorized share capital of the Company be changed from US$50,000 divided into 500,000,000 Class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) to US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each (the “Ordinary Shares”):

(i)     all the currently issued and outstanding Class A Ordinary Shares held by the shareholders of the Company will be redesignated as issued and outstanding Ordinary Shares with the same rights of Class A Ordinary Shares; and

(ii)    all the remaining authorized but unissued Class A Ordinary Shares of the Company will be redesignated as authorized but unissued Ordinary Shares with the same rights of Class A Ordinary Shares (the “Share Redesignation”).

	229,250,000	0	0

2.      Proposal No. 2 — Increase of Authorized Share Capital and Creation of Share Classes Proposal

Resolution	For	Against	Abstain

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)     conditional upon the passing of ordinary resolution on the Share Redesignation, the authorized share capital of the Company be increased from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$100,050,000 divided into:

(i)     500,000,000 ordinary shares of par value US$0.0001 each; and

(ii)    100,000,000 preferred shares of par value US$1.00 each (the “Preferred Shares”)

(the “Increase of Authorized Share Capital and Creation of Share Classes”);

(b)    the Preferred Shares shall constitute a separate class of shares, the rights, preferences, privileges and restrictions of which shall be determined by the Board of Directors of the Company (the “Board”) in accordance with the second amended and restated memorandum and articles of association of the Company; and

	229,250,000	0	0

Resolution	For	Against	Abstain
(c) for the avoidance of doubt: (i) all rights of the existing issued ordinary shares shall remain unchanged; and (ii) no shares shall be redesignated pursuant to this Resolution.

3.      Proposal No. 3 — Delegation of Authority to the Board to Designate and Issue Preferred Shares Proposal

Resolution	For	Against	Abstain

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)     the Board be and is hereby authorized, in its sole and absolute discretion, to issue one or more classes or series of Preferred Shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of Preferred Shares then outstanding); and

(b)    the authority granted under this Resolution shall be exercised in compliance with applicable laws and regulations, including applicable rules relating to the qualification, listing and delisting of companies on The Nasdaq Stock Market LLC (“Nasdaq”) (the “Nasdaq Listing Rules”), to the extent applicable;

	229,250,000	0	0

4.      Proposal No. 4 — General Authorization Proposal

Resolution	For	Against	Abstain

IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)     any two (2) authorized signatories of the Company as appointed and designated by the Board of Directors, acting jointly in accordance with the Company’s approved signing instructions, be and are hereby authorized, empowered and directed, acting in the name and on behalf of the Company, to execute and deliver all such agreements, instruments, certificates and other documents as such authorized signatories may consider necessary, appropriate or desirable in connection with or incidental to the foregoing resolutions, including the execution and delivery of any agreements, instruments or certificates in connection with any issuance of securities; and

(b)    any one director or officer of the Company be, and each of them hereby is, authorized, empowered and directed, acting in the name and on behalf of the Company, to do all such acts and things (other than the execution of documents) as such director or officer may consider necessary, appropriate or desirable in connection with or incidental to the foregoing resolutions, including the taking of any actions required to comply with applicable laws, regulations and listing rules.

	229,250,000	0	0

5.      Proposal No. 5 — Adoption of the Second Amended and Restated Memorandum and Articles of Association Proposal

Resolution	For	Against	Abstain

IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)     conditional upon the passing of Ordinary Resolution 1 and Ordinary Resolution 2, the second amended and restated memorandum and articles of association of the Company, the marked-to-show-changes form of which is annexed as Annex A and the clean form of which is annexed as Annex B hereto (the “Second A&R M&A”), be and are hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company with effect from the close of the meeting;

(b)    without limitation to the generality of the foregoing, the Second A&R M&A shall provide for, among other matters:

(i)     the change in the authorized share capital;

(ii)    the authority of the Board, without further approval of the shareholders, to issue one or more classes or series of Preferred Shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of Preferred Shares then outstanding);

(iii)   the general rights, preferences, privileges and restrictions attaching to the Preferred Shares;

(iv)   the removal of annual general meeting requirement and, accordingly, the duty of the Company to report the financials of the Company to the shareholders at the annual general meeting;

(v)    the removal of shareholders’ power to determine maximum number of directors and inclusion of the right (if any) of holders of Preferred Shares to elect additional directors under specified circumstances;

(vi)   subject to the Nasdaq Listing Rules, the removal of compulsory requirement to appoint an auditor for the Company;

(vii)  the ability of the Company to give notice to the shareholders by publishing it on the Company’s website; and

(viii)  other consequential, tidy-up and housekeeping changes.

	229,250,000	0	0

Resolution	For	Against	Abstain

For the avoidance of doubt, the issuance of any series of Preferred Shares and the determination of the rights attaching thereto by the Board in accordance with the Second A&R M&A shall not constitute a variation of the rights of any existing class of shares and shall not require any further approval of the shareholders;

(c)    the registered office provider of the Company be authorized to file all requisite documents with the Registrar of Companies in the Cayman Islands in relation to the adoption of the Second A&R M&A and to take any and all other actions which may be necessary or desirable to give effect to the above resolutions.

A copy of the Second Amended and Restated Memorandum and Articles of Association is furnished hereto as Exhibit 3.1.

Exhibit Number	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 27, 2026
HOTEL101 GLOBAL HOLDINGS CORP.
By:	/s/ Marriana H. Yulo
Name:	Marriana H. Yulo
Title:	Authorized Signatory
By:	/s/ Rodolfo Ma. A. Ponferrada
Name:	Rodolfo Ma. A. Ponferrada
Title:	Authorized Signatory

[Signature Page to Form 6-K]